AMERICAN
FINANCIAL
GROUP, INC.®

24

Specialty Property and
Casualty Insurance

Annual Report 2024

2024 Highlights

RECORD GROSS
WRITTEN PREMIUMS

$10.5B

SPECIALTY P&C GROUP
GAAP COMBINED RATIO

91.2%

RECORD NET
WRITTEN PREMIUMS

$7.1B

CORE OPERATING
RETURN ON EQUITY

19.3%

RECORD P&C NET
INVESTMENT INCOME

$784M

S. Craig Lindner (left) and Carl H. Lindner III
CO-CHIEF EXECUTIVE OFFICERS

Insurance is critical to a thriving economy. Public and private businesses, non-profit and social service organizations and other commercial entities rely on it to recover and restore operations following covered losses, enabling them to get back to work and serve their customers.

As an insurer intent on meeting the unique risk management needs of its customers, we believe our longevity and success are the result of our long-standing commitment to specialization, innovation, and customer focus—all factors that help to ensure we are ready when our policyholders need us most. Our portfolio of Specialty property and casualty (P&C) insurance businesses dates back more than 150 years.

Maintaining consistent and strong financial performance is crucial to ensuring the ongoing trust and confidence of our policyholders, agents, shareholders and business partners. Throughout 2024, our P&C insurance businesses continued to perform well in a favorable P&C market, producing healthy underwriting profitability and record premiums. Our in-house team of investment professionals skillfully navigated a higher interest rate environment and strategically managed duration, resulting in record P&C net investment income.

During 2024, AFG:

- Reported full-year net earnings of $887 million, or $10.57 per diluted share, generating a strong return on equity of 19.0%

- Produced full-year core net operating earnings of $902 million, or $10.75 per diluted share, and a core operating return on equity of 19.3%

- Grew book value per share, excluding Accumulated Other Comprehensive Income (AOCI), to $56.03 as of December 31, 2024

- Delivered $10.74 per share in total value creation, measured as the change in book value per share excluding AOCI plus dividends—an impressive 19.6%

10-YEAR VIEW OF TOTAL VALUE CREATION (*Growth in BVPS, excluding AOCI + Dividends*)
As of December 31



11% CAGR




2 AMERICAN FINANCIAL

BUSINESS HIGHLIGHTS

SPECIALTY P&C OPERATIONS

Our Specialty P&C businesses are leaders in the markets they serve, with more than 55% of our gross written premium produced by businesses with top 10 market rankings (based on premiums). We have developed this market leadership through years of specialty knowledge and expertise. Our portfolio of 36 Specialty P&C businesses offers a wide range of coverage in niche industries, backed by our specialized industry knowledge and experienced claims handling. This mix of diverse P&C businesses enables us to successfully navigate various economic cycles, nimbly react to market opportunities, and consistently deliver strong financial results that create long-term shareholder value. Over the past 10 years, the statutory combined operating ratio of our P&C operations has outperformed the industry by an average of nearly eight points.

Our specialty P&C operations produced a calendar year GAAP combined ratio of 91.2% in 2024. During 2024, our P&C Segment's statutory combined operating ratio outperformed the composite commercial P&C insurance industry by six points.

In 2024, gross written premiums grew 9%, to $10.5 billion, and net written premiums grew 7%, to $7.1 billion, establishing new company records for premium production. These results reflect growth in each of the three major Specialty P&C groups—due primarily to growth in our crop business attributed to our 2023 acquisition of Crop Risk Services, new business opportunities, strong renewal rates and increased exposures. In some areas, growth was offset by underwriting actions aimed at improving or maintaining returns in our social inflation-exposed businesses. These actions included but were not limited to lowering policy limits, increasing insured deductibles, raising attachment points and non-renewing underperforming accounts.

Overall average renewal rates increased approximately 7% in 2024. Excluding our workers' compensation businesses, renewal pricing increased approximately 8%. By the end of 2024, we had achieved overall average rate increases for 34 consecutive quarters. We are encouraged by the level of rate increases that we have attained, and particularly, the cumulative impact of these rate increases over time. We continue to strive to achieve overall rate increases that generally keep pace with or stay ahead of prospective loss ratio trends.

We continue to closely monitor loss trends as well as the impact of social inflation, economic inflation and elevated industry loss experience following heightened catastrophe activity in recent years. We expect these factors to play a significant role in maintaining firm market conditions and enabling us to create opportunities to grow where we can meet or exceed targeted returns. We continue to feel confident in the strength of our reserves and remain steadfast in our commitment to rate adequacy.



INVESTMENT OPERATIONS

We view investment management as a core competency and have a highly skilled in-house team of investment professionals. Our $16 billion portfolio—which consists primarily of investment-grade fixed maturity securities—provides a relatively predictable and steady stream of income. By following a consistent, opportunistic strategy over many years and throughout various economic conditions, we have outperformed market indices over the long term and managed portfolio risk effectively.

Net investment income in our property and casualty operations grew 8% in 2024 compared with the previous year and included a return on alternative investments of 6.1% for the full year, compared to 7.0% earned on these investments in 2023. Excluding alternative investments, net investment income in our P&C insurance operations for 2024 increased 11% year-over-year primarily due to the impact of higher interest rates, enhanced by the strategic management of duration and higher balances of invested assets.

Alternative investments with underlying real estate exposures have been a key contributor to the performance of this portfolio and have helped differentiate AFG's portfolio of alternative investments from those of our peers. Our annual return on alternative investments averaged about 12% over the past five calendar years.

Today, we can invest in fixed maturity securities at yields that exceed the 5.02% yield earned on fixed maturities in our P&C portfolio during 2024, which we expect will continue to enhance investment income and contribute meaningfully to our profitability.

INDUSTRY CHALLENGES
AND OPPORTUNITIES

We continued to successfully navigate numerous industry headwinds discussed above, like heightened levels of catastrophe losses and social inflation.

Industrywide insured catastrophe losses in 2024 surpassed $100 billion for the fifth consecutive year, with 2024 industry losses estimated to be approximately $140 billion. Losses from secondary perils—such as floods, wildfires and severe convective storms—have become more substantial to the industry. While we continue to have a lower catastrophe risk profile



relative to our peers—particularly with regard to coastal exposures—the increasing frequency and severity of these secondary perils is an area of focus for us. AFG's exposure to a catastrophic hurricane or earthquake that industry models indicate should statistically occur once every 500 years is expected to be approximately 3% of AFG's shareholders' equity when we consider the impact of anticipated catastrophe bond coverage on top of our traditional property catastrophe coverage.

We are closely monitoring the impact of social inflation and legal system abuse, particularly on longer-tailed liability lines. Third-party litigation funding, aggressive advertising by law firms and trial strategies aimed at appealing to jurors' emotions to achieve large verdicts have resulted in industry claims costs rising faster than general economic inflation. We regularly review our pricing and underwriting guidelines, considering factors such as limits offered, attachment points and policy terms and conditions, among other factors. We are members of and collaborate with industry trade associations, including the American Property Casualty Insurance Association (APCIA), where we help to raise awareness about the impact of social inflation and legal system abuse on the insurance industry and seek collective solutions. We and the industry must remain vigilant to ensure that commercial P&C insurance continues to fulfill its intended purpose: enabling business owners to manage risk so they can operate and grow their businesses—and recover if things don't go as planned.

As we enter 2025 under a new U.S. administration, we recognize the uncertainty regarding potential changes in fiscal policy, global trade, and judicial and legislative environments that may impact our industry and the overall economy. Because our business has thrived over many years of economic and industry cycles, we are confident that we can continue to deliver value to our policyholders, agents, shareholders and business partners.

CREATING LONG-TERM
VALUE FOR SHAREHOLDERS

Our commitment to building long-term shareholder value starts with maintaining strong and consistent operating businesses. Our success depends on disciplined underwriting, prudent pricing, and careful claims and expense management. Through our entrepreneurial business model and effective alignment of incentives with business objectives, we foster a culture of empowerment and accountability that creates a strong foundation for success.

We strive to ensure the best use of AFG's capital to create long-term value for our shareholders. We seek to grow organically, through bolt-on or start-up businesses, and by making strategic acquisitions. As we regularly evaluate prospects to expand our Specialty P&C insurance portfolio, we consider the potential to produce desired long-term returns, alignment with our existing businesses and cultural fit. In addition to deploying capital for growth, we return excess capital to shareholders through a combination of dividends and share repurchases.

We are proud of our history of value creation. In addition to nearly $800 million returned to shareholders in the form of regular and special dividends during 2024, we also increased our regular quarterly dividend by 12.7%, to an annual rate of $3.20 per share, beginning in October 2024. This marks the 19th consecutive annual dividend increase for AFG. The ten-year compound annual growth rate for dividends paid to our shareholders was 12.4%, excluding special dividends. We have paid $50.00 per share in special dividends since the beginning of 2021.

Dividend payments and share repurchases have enabled us to return $6.3 billion to our shareholders over the past five years. Total shareholder return on AFG's Common Stock, which includes the change in price plus dividends, was approximately 355% over the 10-year period ending December 31, 2024. This return far exceeded comparable indices, and it serves as a benchmark for evaluating our effectiveness in creating value over the long term.

Members of the Lindner family serve as senior executives and board members, and the Lindner family continues to hold a sizable interest in AFG's Common Stock. We believe that our significant family involvement and investment, together with the shares held by our management team and employees, align our interests with those of our shareholders.



SHARE REPURCHASES AND COMMON STOCK DIVIDENDS
(in millions)

Legend:
- Share Repurchases
- Special Dividends
- Regular Dividends





OUR EMPLOYEES

Our employees are at the core of everything we do. We have worked tirelessly to create an environment where talented people want to work, stay and build a career. The overall average employee tenure of our 8,700 employees is 10 years, and for our most senior leaders, the average tenure is nearly 20 years. We believe this level of retention demonstrates our commitment to cultivating a rewarding and engaging workplace.

Our goal is for every employee to feel included, respected and empowered to perform at their best. We recognize the importance of developing specialized knowledge, providing leadership development opportunities and exemplifying a service-oriented culture. As part of our efforts to attract and retain top talent, we continue to highlight the compelling benefits of a career in insurance.

FULFILLING OUR PURPOSE AND POSITIONED FOR SUCCESS

We are motivated and energized by the important role insurance plays in sustaining a vibrant economy and firmly believe that commercial P&C insurance is essential for every business. A strong sense of purpose fuels the passion our insurance and investment professionals bring to work each day.

Through our focus on specialization, innovation and customer-centric solutions, we are well positioned to meet the changing needs of our policyholders and agents and drive sustained success. With a talented team and a strong foundation, we are excited about the possibilities that lie ahead and remain dedicated to delivering exceptional value to our stakeholders.

We are proud of AFG's remarkable culture, which is grounded in our corporate values that guide how we conduct our business, serve our customers, interact with each other and support our communities. We thank God, our talented management team, and our employees for a successful and rewarding 2024. We also extend our gratitude to you, our shareholders, for your investment and confidence.

S. CRAIG LINDNER
Co-Chief Executive Officer

CARL H. LINDNER III
Co-Chief Executive Officer

March 15, 2025

With a talented team and a strong foundation, we are excited about the possibilities that lie ahead and remain dedicated to delivering exceptional value to our stakeholders.

Building a compelling portfolio of specialty P&C businesses that provide tailored insurance solutions serving a wide variety of industries.

By optimizing an entrepreneurial spirit and a nimble business model, we have successfully acted on market opportunities, cycle disruption and identification of industry talent to organically grow our specialty P&C insurance businesses in new niches, new geographies or through bolt-ons to existing businesses.

Strategic acquisitions have enabled us to grow our market share in businesses that we know well and expand into new niches that optimize our distribution strategies and/or complement our existing businesses.

Today, we have 36 Specialty P&C businesses that are members of Great American Insurance Group. A few examples of acquisitions and start-ups over the past 25 years appear below and on the following page.






GREAT AMERICAN INSURANCE GROUP

Financial Institution Services	Aviation	Singapore Branch
Professional Liability	Environmental	Public Sector
Mergers & Acquisitions Liability	El Aguila Specialty	Accident & Health











NATIONAL INTERSTATE INSURANCE

VANLINER INSURANCE

ABA Insurance Services MEMBER OF GREAT AMERICAN INSURANCE GROUP

CROP RISK SERVICES MEMBER OF GREAT AMERICAN INSURANCE GROUP

FINANCIAL HIGHLIGHTS

As of December 31, *(in millions, except per share data)*	2024	2023	2022
BALANCE SHEET DATA			
Cash and investments	$ 15,852	$ 15,263	$ 14,512
Total assets	30,836	29,787	28,831
Long-term debt	1,475	1,475	1,496
Shareholders' equity	4,466	4,258	4,052
Shareholders' equity, excluding AOCI	4,706	4,577	4,595
Book value per share	$ 53.18	$ 50.91	$ 47.56
Book value per share, excluding AOCI	56.03	54.72	53.93
Cash dividends per share[A]	$ 9.43	$ 8.10	$ 14.31
Ratio of debt to total capital[B]			
Including subordinated debt	24.1%	24.7%	24.9%
Excluding subordinated debt	13.3%	13.5%	13.9%
Shares outstanding	84.0	83.6	85.2

For the Year Ended December 31, *(in millions, except per share data)*	2024	2023	2022
SUMMARY OF OPERATIONS			
Total revenues	$ 8,324	$ 7,827	$ 7,040
Components of net earnings:			
Core net operating earnings[C]	$ 902	$ 895	$ 993
Realized losses on securities	—	(28)	(92)
Realized losses on subsidiaries	(4)	(4)	—
Special A&E charges	(11)	(12)	—
Gain (loss) on retirement of debt	—	1	(7)
Other	—	—	4
Net earnings	$ 887	$ 852	$ 898
Return on shareholders' equity:			
Core net operating earnings[D]	19.3%	19.8%	21.2%
Net earnings[D]	19.0%	18.8%	19.2%
Components of diluted earnings per share:			
Core net operating earnings[C]	$ 10.75	$ 10.56	$ 11.63
Realized losses on securities	—	(0.33)	(1.06)
Realized losses on subsidiaries	(0.05)	(0.04)	—
Special A&E charges	(0.13)	(0.15)	—
Gain (loss) on retirement of debt	—	0.01	(0.09)
Other	—	—	0.05
Diluted earnings per share	$ 10.57	$ 10.05	$ 10.53

[A] *Includes special cash dividends of $6.50 per share in 2024, $5.50 per share in 2023, and $12.00 per share in 2022.*

[B] *The ratio is calculated by dividing the principal amount of AFG's long-term debt by its total capital, which includes long-term debt and shareholders' equity, excluding AOCI.*

[C] *Certain significant items that may not be indicative of ongoing core operations are excluded in deriving our core net operating earnings. Though it is not a GAAP measure, it is a key performance measure used by analysts and ratings agencies.*

[D] *Excludes accumulated other comprehensive income.*

BOOK VALUE PER SHARE

As of December 31 (excluding AOCI)



$56.03

* Reflects total special dividends of $26.00 per share paid in 2021, $12.00 per share in 2022, $5.50 per share in 2023, and $6.50 per share in 2024.

10-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

On AFG Common Stock vs S&P indices, as of December 31

- AFG Common Stock
- S&P 500 Property & Casualty Insurance Index
- S&P 500 Index



$455
$414
$342

This graph assumes $100 invested on December 31, 2014 in AFG's Common Stock, the S&P 500 Property & Casualty Insurance Index and the S&P 500 Index, including reinvestments of dividends.

EARNINGS PER SHARE *(For the year ended December 31)*

- Core Net Operating Earnings Per Share (Non-GAAP)
- Diluted Net Earnings Per Share (GAAP)






Specialty Property and Casualty Insurance Operations



PROPERTY AND TRANSPORTATION GROUP

Agricultural-related

Federally reinsured multi-peril crop (allied lines) insurance covering most perils as well as crop-hail, equine mortality and other coverages for full-time operating farms/ranches and agribusiness operations on a nationwide basis.

Commercial Automobile

Coverage for vehicles (such as buses and trucks) in a broad range of businesses, including the moving and storage and transportation industries, alternative risk transfer programs, a specialized physical damage product for the trucking industry and other specialty transportation niches.

Property, Inland Marine, and Ocean Marine

Coverage primarily for commercial properties, builders' risk, contractors' equipment, property, motor truck cargo, marine cargo, boat dealers, marina operators and dealers and excursion vessels.

SPECIALTY CASUALTY GROUP

Excess and Surplus

Liability, umbrella and excess coverage for unique, volatile, or hard-to-place risks, using rates and forms that generally do not have to be approved by state insurance regulators.

Executive and Professional Liability

Coverage for directors and officers of businesses and non-profit organizations, errors and omissions, cyber and mergers and acquisitions.

General Liability

Coverage for contractor-related businesses, energy development and production risks and environmental liability risks.





SPECIALTY CASUALTY GROUP

Targeted Programs

Coverage (primarily liability and property) for social service agencies, leisure, entertainment and non-profit organizations, customized solutions for other targeted markets and alternative risk programs using agency captives.

Umbrella and Excess Liability

Coverage in excess of primary layers.

Workers' Compensation

Coverage for prescribed benefits payable to employees who are injured on the job.

SPECIALTY FINANCIAL GROUP

Fidelity and Surety

Fidelity and crime coverage for government, mercantile and financial institutions and surety coverage for various types of contractors and public and private corporations.

Lease and Loan Services

Coverage for insurance risk management programs for lending and leasing institutions, including equipment leasing and collateral and lender-placed mortgage property insurance.

Trade Credit

Export and domestic trade credit insurance products for global trade and related financing activities.





Providing a wide variety of specialty commercial coverages to niche industries

2024 Gross
Written Premiums

$10.5 Billion


Lender
Services
Surety, Fidelity
& Other
GL & Other
Executive &
Professional
Liability
Targeted
Markets
Workers'
Compensation
Excess &
Surplus
Other
Inland/Ocean
Marine
Transportation
Agricultural
Specialty
Financial
12%
Property and
Transportation
45%
Specialty
Casualty
43%

GAAP Gross Written Premiums, by AFG Reporting Group

2024
Operational
Overview

Specialty expertise and an entrepreneurial spirit are core elements of AFG's operational strength. Our P&C businesses are managed by experienced leaders, each responsible for their own underwriting, marketing, claims and policy servicing. This autonomous approach promotes agility and empowers our P&C businesses to respond to local and specialty market conditions while leveraging centralized investment and administrative support.

Over the course of many years, we have achieved consistent core operating earnings through our diversified business model composed of Specialty P&C businesses that are not closely correlated to the general P&C cycle.

SPECIALTY P&C
INSURANCE OPERATIONS

Our 36 Specialty P&C businesses provide tailored insurance solutions that help organizations manage their unique operational, industry and market risks. Many of our businesses are leaders in the markets they serve, including crop, equine, fidelity/crime, financial institutions services, moving and storage, nonprofit/social services, ocean marine, passenger transportation, public entity, trade credit, trucking and workers' compensation.

We have created a diversified Specialty P&C portfolio through strategic acquisitions, business bolt-ons and start-ups that enable us to focus on operational areas where we have deep expertise in developing, delivering and servicing products for specialty niches.

Our diversified book of businesses, strong capital adequacy, disciplined pricing and relatively low exposure to windstorm, earthquake and coastal risks are central to our Specialty P&C strategy.

P&C STATUTORY COMBINED RATIO



Commercial Lines Industry data is sourced from AM Best 2025 Review & Preview © AM Best, February 20, 2025.





We recognize and reward our P&C professionals for their role in driving profitable growth and delivering strong returns on equity. Performance benchmarks, along with operational and financial measures, provide a clear line of sight into our overall results. This approach ensures that we expand our business only when we can achieve targeted returns. As a result, our growth remains disciplined.

Our strategy also means that premium volume will vary based on market conditions, pricing and other factors. Occasionally, we will withdraw from markets that do not meet profit objectives or fit within our business model.

Strategic alignment of interests is a key differentiator for AFG. We strive to create effective alignment on several levels—including with our investors, executives, employees, agents and insureds. Approximately 25% of AFG shares are held by the Lindner family, executives and our retirement plan—creating even stronger long-term alignment of interests with our shareholders. Also, we align with our policyholders and agents through a variety of risk-sharing and alternative risk transfer programs.

SPECIALTY PROPERTY AND CASUALTY INSURANCE OPERATIONS
(dollars in millions)

	GROSS WRITTEN PREMIUMS		
Year Ended December 31,	**2024**	2023	2022
Specialty Property & Casualty Operations	**$10,533**	$9,656	$9,057
Property and Transportation Group	**$ 4,735**	$4,146	$4,060
Specialty Casualty Group	**$ 4,543**	$4,368	$4,115
Specialty Financial Group	**$ 1,255**	$1,142	$ 882

	NET WRITTEN PREMIUMS		
Year Ended December 31,	**2024**	2023	2022
Specialty Property & Casualty Operations	**$ 7,139**	$6,692	$6,206
Property and Transportation Group	**$ 2,811**	$2,551	$2,515
Specialty Casualty Group	**$ 3,043**	$2,944	$2,728
Specialty Financial Group	**$ 1,045**	$ 935	$ 711

	GAAP COMBINED RATIO		
Year Ended December 31,	**2024**	2023	2022
Specialty Property & Casualty Operations	**91.2%**	90.3%	87.2%
Property and Transportation Group	**92.4%**	92.8%	91.7%
Specialty Casualty Group	**88.5%**	87.0%	81.2%
Specialty Financial Group	**87.1%**	87.3%	83.7%

INVESTMENT OUTPERFORMANCE

Our highly talented in-house investment team consists of long-tenured professionals averaging 18 years of experience. Together, the team has successfully navigated multiple market cycles, including the Global Financial Crisis and the COVID pandemic. While these events triggered widespread financial instability and economic downturns, they also presented valuable learning and investment opportunities that have contributed to our exceptional long-term results.

Over the 16 years ended 2023*, a period that captures the impact of the Global Financial Crisis, AFG's total investment portfolio outperformed the P&C insurance industry by an average of 1.3% per year, resulting in approximately $1.8 billion of cumulative outperformance on a pretax basis. These results place AFG near the very top of P&C insurance peers' investment performance over the same period.

A HISTORY OF INVESTMENT OUTPERFORMANCE
TOTAL INVESTMENT PORTFOLIO
Annualized Total Returns For the Year Ended December 31, 2023

■ AFG P&C Group
■ *Industry*



* Source—S&P Global Market Intelligence, BlackRock. Based on most recent publicly available industry data 2008–2023.





We believe our ownership culture and focus on long-term results contributed to this significant achievement. Our in-house team of investment professionals is focused on optimizing returns while managing risks and being mindful of downside protection. Unlike many investment managers, we do not measure our performance over the short term. Instead, our long-term focus allows us to be opportunistic and take contrarian positions when appropriate. Over time, this flexibility has contributed significantly to our investment success.

Over the past four years, net investment income, excluding the impact of alternative investments, has nearly doubled and P&C net investment income was a record high of $784 million in 2024. Earnings from alternative investments can fluctuate significantly from period to period based on the reported results and valuation of the underlying investments. The sources of our impressive results have varied, with some periods yielding significant returns from alternative investments, while others have benefited from fixed-income investments. The strategic diversification of the portfolio across various asset classes has ensured strong performance over the long term.

COMPOSITION OF P&C
NET INVESTMENT INCOME
For the Year Ended December 31, (in millions)

- Yield—Fixed Maturities before Investment Expenses
- Investment Income from Alternatives
- Investment Income excluding Alternatives
- Investment Expenses



COMPOSITION OF
INVESTMENT PORTFOLIO

High-quality, fixed-income investments account for the vast majority of AFG's investment portfolio. Today, 80% of AFG's $15.9 billion investment portfolio consists of fixed maturity securities, cash and mortgage loans. These investments provide a relatively predictable, steady stream of income.

INVESTMENT PORTFOLIO *As of December 31, 2024*

CARRYING VALUE $15.9B

FIXED MATURITIES DETAIL



66% Fixed Maturities
14% Investments Accounted for by Equity Method
9% Cash & Equivalents
5% Equities
5% Mortgage Loans
1% Real Estate and Other
34% Corporates
22% Asset-backed
19% Residential MBS
12% Collateralized Loan Obligations
8% States & Municipalities
3% Foreign Government
2% US Government

Our fixed maturity securities portfolio is high-quality with an average credit rating of AA. While we maintain a long-term perspective, we are always aware of the current investment environment. Today, spreads offered on public corporate bonds are near the lowest levels of the past 15 to 20 years. Simply put, we believe the risk/reward tradeoff does not support an aggressive approach. In response, we have conservatively positioned our corporate bond portfolio, ensuring it has minimal exposure to non-investment grade credit.

Approximately 94% of our fixed maturity securities are rated investment grade, and 96% of our P&C Group fixed maturities securities have an NAIC designation of 1 or 2, the highest two categories. Today, we can invest in high-quality fixed maturity securities at yields that exceed the 5.02% yield earned on fixed maturities in our P&C portfolio last year, which will continue to enhance investment income.

FIXED MATURITIES PORTFOLIO BY CREDIT RATING
As of December 31, 2024

CARRYING VALUE $10.5B

Investment Grade
Non-Investment Grade
Not Rated
94%
3%
3%





The remaining 20% of AFG's investment portfolio consists of alternative investments, equities, real estate and other investments. Alternative investments with underlying real estate exposures have been a key contributor to our portfolio's success. We view our investments in real estate and real estate-related entities as a core competency. We have found success in investing in multi-family properties in desirable geographic communities with favorable long-term prospects. These multi-family properties represent approximately 45% of our alternative investment portfolio. In 2024, AFG's return on alternative investments was 6.1%, while the average annual return over the five calendar years ending December 31, 2024, was approximately 12%. We remain optimistic regarding the prospects of attractive returns from our alternative investment portfolio, with an expectation of annual returns averaging 10% or better.

INVESTMENT PORTFOLIO—ALTERNATIVE INVESTMENTS

$2.7 BILLION
As of December 31, 2024



- **51%** Real Estate Investments/Funds
- **37%** Traditional Private Equity Funds/Co Investments
- **6%** AFG CLOs (Debt and Equity)
- **3%** Convertible Fixed Maturities
- **3%** Private Debt Funds

REAL ESTATE DETAIL

Multi-family	Fund Investments	Other
88%	**7%**	**5%**

MULTI-FAMILY DETAIL

- **28%** Florida
- **21%** Denver/Colorado Springs
- **11%** Dallas
- **9%** Phoenix
- **6%** North Carolina
- **6%** Atlanta
- **4%** Seattle
- **15%** Other*

Locations individually less than 5%







Our People



AFG and our Great American Insurance Group member companies employed approximately 8,700 employees in about 75 office locations worldwide as of December 31, 2024. Our people are our greatest strength. We place a high priority on developing talent and leadership skills at all levels of our organization.

AFG maintains a people-focused culture that values clear and open communication, fosters an inclusive environment and prioritizes family, community and work-life balance. This approach enables us to attract, retain and empower high-caliber individuals. We believe that when employees are actively engaged with our mission and strategy, they deliver higher levels of service to our customers and create stronger bottom-line results for our business.

We strive to attract exceptional people who can grow with our Company. We do this by fostering a workplace culture that inspires and rewards people and by developing a workforce that can meet our Company's goals today and tomorrow. For more information on career opportunities and company benefits, visit GAIG.com/Careers.

PROUD TO BE BEST IN CLASS



94%

Employees said they understand how their jobs contribute to AFG's strategy and goals.

90%

Employees said they would recommend AFG as a good place to work.

Source: 2024 employee opinion survey and benchmark data is provided by our survey provider, Korn Ferry.



Corporate Responsibility and Sustainability

AFG's commitment to doing business in a responsible and sustainable manner starts with recognizing that many of our business decisions affect people and organizations in the larger community.

We sustain our business success by effectively managing risk—financial, social and environmental—to help create stability for our customers and deliver value to our shareholders. We focus our corporate responsibility and sustainability strategies in four primary areas where we believe AFG can achieve the most direct and substantial results:

- Operating our business with integrity and managing financial risk

- Giving back to our communities and promoting social opportunity

- Creating a welcoming and rewarding place to work and build a career

- Managing environmental risk and operating sustainably



Learn more about our corporate responsibility efforts at

AFGinc.com/About-Us/Corporate-Social-Responsibility.





Through our entrepreneurial business model and effective alignment of incentives with business objectives, we foster a culture of empowerment and accountability that creates a strong foundation for success.

American Financial Group Board of Directors

AS OF MARCH 15, 2025

Carl H. Lindner III
Co-Chief Executive Officer,
American Financial Group, Inc.

S. Craig Lindner
Co-Chief Executive Officer,
American Financial Group, Inc.

Gregory G. Joseph[1*]
Lead Independent Director,
American Financial Group, Inc.
Executive and Principal of various
automotive retailers known as the
Joseph Automotive Group

John B. Berding
President, American Financial
Group, Inc.
President, American Money
Management Corporation

James E. Evans
Former Senior Executive Officer
and current Executive Consultant
to American Financial Group, Inc.

Craig Lindner Jr.
Divisional President,
AFG Real Estate Investments

Mary Beth Martin[2*,3]
Executive Director,
Farmer Family Foundation

Amy Y. Murray[1,2]
Former Deputy Assistant
Secretary of Defense for Industrial
Policy, U.S. Department of Defense;
retired global business executive
and consultant

Roger Newport[1]
Retired Chief Executive Officer and
Director, AK Steel Holding Corporation

Evans N. Nwankwo[3]
Founder and President,
Megen Construction Company,
a construction management company

David L. Thompson Jr.
President and Chief Operating Officer,
Great American Insurance Company

William W. Verity[2,3*]
Chairman and CEO, Verity
Investment Partners, an investment
management company

John I. Von Lehman[1,3]
Retired Executive Vice President, Chief
Financial Officer and Secretary, The
Midland Company, an Ohio-based
provider of specialty insurance products

Board of Directors Committees:

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance Committee*
[*] *Chairperson of Committee*

Senior Management

AS OF MARCH 15, 2025

AMERICAN FINANCIAL GROUP, INC.

Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner
Co-Chief Executive Officer

John B. Berding
President

Michelle A. Gillis
Senior Vice President, Chief
Human Resources Officer, and
Chief Administrative Officer

Brian S. Hertzman
Senior Vice President and
Chief Financial Officer

Mark A. Weiss
Senior Vice President and
General Counsel

Joseph C. Alter
Vice President, Deputy General
Counsel and Secretary

Robert A. Dee
Vice President and Controller

Anthony W. Dunn
Vice President—Internal Audit

Annette D. Gardner
Vice President and Treasurer

JD Rogers
Vice President and Chief
Information Security Officer

Matthew J. Stevens
Vice President—Tax

Diane P. Weidner
Vice President—Investor Relations



Standing (left to right): Will Verity, David Thompson, Jim Evans, Carl Lindner III, Roger Newport, Craig Lindner, Craig Lindner Jr., John Berding
Seated (left to right): Amy Murray, Mary Beth Martin, John Von Lehman, Greg Joseph, Evans Nwankwo

AMERICAN MONEY MANAGEMENT CORPORATION

John B. Berding
President

Jason J. Maney
Executive Vice President

PROPERTY AND CASUALTY OPERATIONS

David L. Thompson Jr.
President and Chief Operating Officer

Anthony J. Mercurio
Executive Vice President

Michael E. Sullivan, Jr.
Executive Vice President

Investor Information

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held May 22, 2025. Notices will be mailed to all holders of the Company's Common Stock.

Common Stock Market Information

American Financial Group's Common Stock is listed and traded on the New York Stock Exchange under the symbol AFG. As of February 1, 2025, there were approximately 4,300 holders of record of AFG Common Stock.

Dividend Reinvestment Plan

This plan allows registered shareholders to automatically reinvest the dividends on their AFG Common Stock toward the purchase of additional shares of AFG Common Stock at a 4% discount to the then-current market price. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Ratings

Ratings assigned by independent agencies such as AM Best and Standard & Poor's are an important competitive factor. Agents and brokers who distribute our Specialty P&C insurance products often use a company's rating as an initial screening measure when considering their clients' needs. Ratings of financial strength or claims-paying ability apply to individual insurance companies. The ratings criteria and designations vary for each agency. The Company's favorable ratings contribute significantly to our strong competitive position in the marketplace.

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K as filed with the Securities and Exchange Commission, may contact:

Investor Relations, American Financial Group, Inc.
301 E. Fourth Street
Cincinnati, Ohio 45202
513-579-6739
AFGInvestorRelations@amfin.com

SEC filings, news releases, and other information may also be accessed on American Financial Group's website at AFGinc.com.

Transfer Agent

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
888-789-8804
Shareholder.Broadridge.com/AFG

Forward-Looking Statements

The disclosures in this 2024 Annual Report contain certain forward-looking statements that are subject to numerous assumptions, risks, or uncertainties. Actual results and/or financial condition could differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Please see "Forward-Looking Statements" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Financial Strength Ratings	AM Best*	Standard & Poor's*
Great American Insurance Company	A+ (Superior)	A+
Mid-Continent Casualty Company	A+ (Superior)	A+
Great American Contemporary Insurance Company	A+ (Superior)	A+
Bridgefield Casualty Insurance Company	A+ (Superior)	A+
Bridgefield Employers Insurance Company	A+ (Superior)	A+
Republic Indemnity Company of America	A+ (Superior)	A+
National Interstate Insurance Company	A+ (Superior)	Not Rated
Vanliner Insurance Company	A+ (Superior)	Not Rated
El Águila, Compañía de Seguros	A– (Excellent)	Not Rated
Great American International Insurance (EU) DAC	Not Rated	A+
Great American International Insurance (UK) Ltd.	Not Rated	A+

Information reflects ratings in effect as of March 15, 2025.

AMERICAN
FINANCIAL
GROUP, INC.

301 E. Fourth St.,
Cincinnati, OH 45202
AFGinc.com / GAIG.com

5656-AFG